Exhibit (a)(5)

[SYNTHETECH, INC. LETTERHEAD]

Dear Synthetech Stock Optionee:

Your election form indicates that you wish to cancel only your options granted after January 15, 2001. However, your only stock option was granted before that date but was not listed on the form (see the sentence next to Box B).

For your protection as well as Synthetech's, if you wish to exchange your option granted to you on __________, you must submit a new Election Concerning Exchange of Stock Options, listing the option you elect to have cancelled and exchanged in the space(s) provided, before 5:00 p.m. Pacific Time on July 16, 2001.

Sincerely,